Exhibit 99.3

Cameco Corporation

2022 condensed consolidated interim financial statements

(unaudited)

July 26, 2022

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Six months ended
($Cdn thousands, except per share amounts)	Note	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Revenue from products and services	11	$557,577	$359,205	$955,615	$649,221
Cost of products and services sold		403,449	307,419	711,060	587,881
Depreciation and amortization		61,197	39,778	101,798	89,136

Cost of sales	19	464,646	347,197	812,858	677,017

Gross profit (loss)		92,931	12,008	142,757	(27,796)
Administration		23,847	39,762	81,627	50,961
Exploration		2,304	1,739	4,922	3,053
Research and development		3,365	3,112	6,166	3,591
Other operating expense (income)	9	(20,668)	5,578	(40,641)	(16,207)
Loss (gain) on disposal of assets		132	(2)	(212)	(3)

Earnings (loss) from operations		83,951	(38,181)	90,895	(69,191)
Finance costs	12	(20,368)	(19,966)	(39,099)	(37,647)
Gain (loss) on derivatives	18	(28,223)	14,554	(18,288)	23,260
Finance income		4,478	2,497	6,429	3,775
Share of earnings from equity-accounted investee	7	26,505	1,586	69,528	22,203
Other income (expense)	13	44,172	(2,233)	39,915	8,873

Earnings (loss) before income taxes		110,515	(41,743)	149,380	(48,727)
Income tax expense (recovery)	14	26,578	(4,970)	25,159	(7,001)

Net earnings (loss)		83,937	(36,773)	124,221	(41,726)

Net earnings (loss) attributable to:
Equity holders		$83,979	$(36,759)	$124,329	$(41,688)
Non-controlling interest		(42)	(14)	(108)	(38)

Net earnings (loss)		$83,937	$(36,773)	$124,221	$(41,726)

Earnings (loss) per common share attributable to equity holders:
Basic	15	$0.21	$(0.09)	$0.31	$(0.10)

Diluted	15	$0.21	$(0.09)	$0.31	$(0.10)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Six months ended
($Cdn thousands)	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Net earnings (loss)	$83,937	$(36,773)	$124,221	$(41,726)
Other comprehensive income (loss), net of taxes
Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value[1]	—	6,120	—	22,209

Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	(31,556)	(8,802)	(34,223)	(17,912)

Other comprehensive income (loss), net of taxes	(31,556)	(2,682)	(34,223)	4,297

Total comprehensive income (loss)	$52,381	$(39,455)	89,998	(37,429)

Other comprehensive income (loss) attributable to:
Equity holders	$(31,558)	$(2,679)	$(34,225)	$4,302
Non-controlling interest	2	(3)	2	(5)

Other comprehensive income (loss)	$(31,556)	$(2,682)	$(34,223)	$4,297

Total comprehensive income (loss) attributable to:
Equity holders	$52,421	$(39,438)	$90,104	$(37,386)
Non-controlling interest	(40)	(17)	(106)	(43)

Total comprehensive income (loss)	$52,381	$(39,455)	$89,998	$(37,429)

[1]	Net of tax (Q2 2022 - $0; Q2 2021 - $(816); 2022 - $0; 2021 - $(3,267))

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Jun 30/22	Dec 31/21
Assets
Current assets
Cash and cash equivalents		$1,064,408	$1,247,447
Short-term investments		361,905	84,906
Accounts receivable		179,755	276,139
Current tax assets		1,640	4,966
Inventories	5	431,222	409,521
Supplies and prepaid expenses		108,388	95,341
Current portion of long-term receivables, investments and other	6	55,176	23,232

Total current assets		2,202,494	2,141,552

Property, plant and equipment		3,413,106	3,576,599
Intangible assets		49,532	51,247
Long-term receivables, investments and other	6	584,625	577,527
Investment in equity-accounted investee	7	189,086	233,240
Deferred tax assets		948,886	937,579

Total non-current assets		5,185,235	5,376,192

Total assets		$7,387,729	$7,517,744

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		251,150	340,458
Current tax liabilities		8,625	4,129
Current portion of other liabilities	8	68,569	22,791
Current portion of provisions	9	37,712	46,365

Total current liabilities		366,056	413,743

Long-term debt		996,625	996,250
Other liabilities	8	219,673	171,774
Provisions	9	864,832	1,090,009

Total non-current liabilities		2,081,130	2,258,033

Shareholders’ equity
Share capital	10	1,914,919	1,903,357
Contributed surplus		223,051	230,039
Retained earnings		2,763,982	2,639,650
Other components of equity		38,570	72,795

Total shareholders’ equity attributable to equity holders		4,940,522	4,845,841
Non-controlling interest		21	127

Total shareholders’ equity		4,940,543	4,845,968

Total liabilities and shareholders’ equity		$7,387,729	$7,517,744

Commitments and contingencies [notes 9, 14]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2022	$1,903,357	$230,039	$2,639,650	$73,543	$(748)	$4,845,841	$127	$4,845,968
Net earnings (loss)	—	—	124,329	—	—	124,329	(108)	124,221
Other comprehensive income (loss)	—	—	—	(34,225)	—	(34,225)	2	(34,223)

Total comprehensive income (loss) for the period	—	—	124,329	(34,225)	—	90,104	(106)	89,998

Share-based compensation	—	1,579	—	—	—	1,579	—	1,579
Stock options exercised	11,562	(2,366)	—	—	—	9,196	—	9,196
Restricted share units released	—	(6,201)	—	—	—	(6,201)	—	(6,201)
Dividends	—	—	3	—	—	3	—	3

Balance at June 30, 2022	$1,914,919	$223,051	$2,763,982	$39,318	$(748)	$4,940,522	$21	$4,940,543

Balance at January 1, 2021	$1,869,710	$237,358	$2,735,830	$103,925	$11,532	$4,958,355	$206	$4,958,561
Net loss	—	—	(41,688)	—	—	(41,688)	(38)	(41,726)
Other comprehensive income (loss)	—	—	—	(17,907)	22,209	4,302	(5)	4,297

Total comprehensive income (loss) for the period	—	—	(41,688)	(17,907)	22,209	(37,386)	(43)	(37,429)

Share-based compensation	—	2,229	—	—	—	2,229	—	2,229
Stock options exercised	25,527	(5,296)	—	—	—	20,231	—	20,231
Restricted share units released	—	(4,979)	—	—	—	(4,979)	—	(4,979)
Dividends	—	—	5	—	—	5	—	5
Transfer to retained earnings[1]	—	—	33,811	—	(33,811)	—	—	—

Balance at June 30, 2021	$1,895,237	$229,312	$2,727,958	$86,018	$(70)	$4,938,455	$163	$4,938,618

[1]	In 2021, Cameco divested of its investments in equity securities and elected to transfer the cumulative net gains from equity investments at FVOCI to retained earnings.

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Operating activities
Net earnings (loss)		$83,937	$(36,773)	$124,221	$(41,726)
Adjustments for:
Depreciation and amortization		61,197	39,778	101,798	89,136
Deferred charges		20,184	(1,656)	19,223	967
Unrealized loss (gain) on derivatives		32,527	(9,468)	25,422	(18,268)
Share-based compensation	17	769	1,086	1,579	2,229
Loss (gain) on disposal of assets		132	(2)	(212)	(3)
Finance costs	12	20,368	19,966	39,099	37,647
Finance income		(4,478)	(2,497)	(6,429)	(3,775)
Share of earnings in equity-accounted investee		(26,505)	(1,586)	(69,528)	(22,203)
Other operating expense (income)	9	(20,668)	5,578	(40,641)	(16,207)
Other expense (income)	13	(44,173)	11,541	(39,915)	12,294
Income tax expense (recovery)	14	26,578	(4,970)	25,159	(7,001)
Interest received		4,125	4,388	6,020	5,463
Income taxes received (paid)		(987)	1,732	(358)	619
Dividends from equity-accounted investee		104,943	50,128	104,943	50,128
Other operating items	16	(156,391)	74,331	(16,637)	107,379

Net cash provided by operations		101,558	151,576	273,744	196,679

Investing activities
Additions to property, plant and equipment		(36,022)	(21,993)	(66,071)	(30,413)
Acquisitions [note 4]		(101,669)	—	(101,669)	—
Increase in short-term investments		(172,154)	(97,944)	(276,999)	(92,934)
Decrease (increase) in long-term receivables, investments and other		(2,000)	23,489	(2,000)	72,220
Proceeds from sale of property, plant and equipment		(76)	2	278	2

Net cash used in investing		(311,921)	(96,446)	(446,461)	(51,125)

Financing activities
Interest paid		(19,130)	(19,896)	(19,372)	(20,551)
Lease principal payments		(543)	(564)	(1,165)	(1,229)
Proceeds from issuance of shares, stock option plan		477	2,181	9,196	20,231
Dividends returned		—	—	5	5

Net cash used in financing		(19,196)	(18,279)	(11,336)	(1,544)

Increase (decrease) in cash and cash equivalents, during the period		(229,559)	36,851	(184,053)	144,010
Exchange rate changes on foreign currency cash balances		4,663	(2,767)	1,014	(4,710)
Cash and cash equivalents, beginning of period		1,289,304	1,023,598	1,247,447	918,382

Cash and cash equivalents, end of period		$1,064,408	$1,057,682	$1,064,408	$1,057,682

Cash and cash equivalents is comprised of:
Cash				679,945	626,441
Cash equivalents				384,463	431,241

Cash and cash equivalents				$1,064,408	$1,057,682

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2022 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has mines in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 7).

Cameco’s Cigar Lake mine had been placed in a temporary state of care and maintenance periodically throughout 2020 and 2021 due to the global COVID-19 pandemic. The mine was in a temporary state of care and maintenance in January 2021 and production resumed in April 2021. Cameco also has two other operations in northern Saskatchewan. Rabbit Lake was placed in care and maintenance in 2016 while operations at McArthur River/Key Lake were suspended in 2018. In February 2022 Cameco announced the restart of the McArthur River/Key Lake operation and expect it will resume production some time in the current year. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 19 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2021.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 26, 2022.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2021.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2021 consolidated financial statements.

3.	Accounting standards

A.	New standards and interpretations not yet adopted

A new amendment to an existing standard is not yet effective for the period ended June 30, 2022 and has not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt the following amendment.

i.	Income tax

In May 2021, the International Accounting Standards Board issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes (IAS 12). The amendments are effective for periods beginning on or after January 1, 2023, with early adoption permitted. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences, such as leases and decommissioning liabilities. Cameco does not expect adoption of the standard to have a material impact on the financial statements.

4.	Acquisition of additional interest in Cigar Lake Joint Venture (CLJV)

On May 19, 2022, Cameco and Orano Canada Inc. (Orano) completed the acquisition of Idemitsu Canada Resources Ltd.’s (Idemitsu) 7.875% participating interest in the CLJV by acquiring their pro rata shares through an asset purchase. Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan is now 54.547% (previously 50.025%). The primary reason for the business combination was to increase our ownership interest.

Cash consideration of $101,669,000 was paid for the additional 4.522% interest. At the time of closing, $98,375,000 was released from escrow, with the remaining to be paid upon finalization of closing adjustments. While Cameco received the economic benefit of owning the additional interest as of January 1, 2022, the additional interest has been proportionately consolidated with the results of Cameco commencing on May 19, 2022.

CLJV allocates uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory. As such, there is no revenue or profit or loss of the acquiree included in the consolidated statements of earnings. If the acquisition had occurred at the beginning of the year, Cameco’s share of production would have included an additional 296,000 pounds. The impact to the financial statements would not have been material.

Acquisition costs of $1,508,000 have been included in administration expense in the consolidated statements of earnings for the six-month period ended June 30, 2022.

Included in the identifiable assets and liabilities acquired at the date of acquisition are inputs, production processes and outputs. Therefore, Cameco has determined that together the acquired set is a business. In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Property, plant and equipment	$97,894
Deferred tax asset(b)	28,196
Inventory [note 6]	9,933
Working capital	(24)
Reclamation provision	(2,528)
Sales contracts	(9,000)

Net assets acquired	$124,471

Cash paid	101,669

Bargain purchase gain(a)	$22,802

(a) The preliminary bargain purchase gain resulted from applying the measurement requirements under IFRS 3, Business Combinations. This standard requires the measurement of tax attributes that were acquired as part of the transaction be in accordance with IAS 12, Income Taxes, rather than at fair value. The measured amount of these attributes exceeded the amount paid for them and the resulting gain is included in other income (expense) in the consolidated statement of earnings.

(b) The deferred tax asset has been measured provisionally, pending further review of the income tax attributes of the acquisition.

The accounting for the acquisition will be revised if, within one year of the acquisition date, new information is obtained about facts and circumstances that existed at the date of acquisition. Revision will occur if this new information identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition.

5.	Inventories

	Jun 30/22	Dec 31/21
Uranium
Concentrate	$302,253	$319,257
Broken ore	44,612	46,324

	346,865	365,581
Fuel services	83,470	43,549
Other	887	391

Total	$431,222	$409,521

Cameco expensed $388,165,000 of inventory as cost of sales during the second quarter of 2022 (2021 - $289,359,000). For the six months ended June 30, 2022, Cameco expensed $670,771,000 of inventory as cost of sales (2021 - $533,629,000).

6.	Long-term receivables, investments and other

	Jun 30/22	Dec 31/21
Acquisition-related receivables [note 4](a)	$9,933	$—
Derivatives [note 18]	17,561	32,098
Deferred charges	30,445	—
Investment tax credits	95,722	95,722
Amounts receivable related to tax dispute(b)	295,221	295,221
Product loan(c)	187,548	176,904
Other	3,371	814

	639,801	600,759
Less current portion	(55,176)	(23,232)

Net	$584,625	$577,527

(a) As part of its acquisition of the additional interest in the Cigar Lake Joint Venture, Cameco acquired 175,000 pounds of uranium concentrate inventory. Since delivery and title transfer of the inventory had not yet occurred at June 30, 2022 it has been recorded in the current portion of long-term receivables.

(b) Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA) (see note 14). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $295,221,000 already paid as at June 30, 2022 (December 31, 2021 - $295,221,000) (note 14).

(c) Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano was obligated to repay the Company in kind with uranium concentrate no later than December 31, 2023. During the first quarter of 2022, the repayment terms were extended to December 31, 2028 and 783,900 pounds were returned as repayment on this loan.

Cameco also agreed to lend to Orano up to 1,148,200 kgU of conversion supply and up to an additional 1,200,000 pounds of uranium concentrate over the period 2022 to 2024. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 drawn by December 31, 2035.

As at June 30, 2022, 4,616,100 pounds of U3O8 and 300,000 kgU of UF6 conversion supply were drawn on the loans and are recorded at Cameco’s weighted average cost of inventory.

7.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 20). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Jun 30/22	Dec 31/21
Cash and cash equivalents	$24,918	$12,893
Other current assets	169,681	301,589
Non-current assets	313,629	328,469
Current liabilities	(19,859)	(32,774)
Non-current liabilities	(36,481)	(38,635)

Net assets	$451,888	$571,542

	Three months ended		Six months ended
	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Revenue from products and services	$55,128	$51,122	$149,162	$72,828
Cost of products and services sold	(9,066)	(8,961)	(23,024)	(13,655)
Depreciation and amortization	(2,597)	(3,738)	(6,354)	(5,666)
Finance income	443	105	590	144
Finance costs	(1,605)	(191)	(2,144)	(412)
Other expense	(6,919)	(4,898)	(4,956)	(6,762)
Income tax expense	(7,998)	(6,680)	(25,046)	(9,578)

Net earnings from continuing operations	$27,386	$26,759	$88,228	$36,899
Other comprehensive income	—	—	—	—

Total comprehensive income	$27,386	$26,759	$88,228	$36,899

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Jun 30/22	Dec 31/21
Opening net assets	$571,542	$440,565
Total comprehensive income	88,228	229,182
Dividends declared	(168,316)	(85,198)
Impact of foreign exchange	(39,566)	(13,007)

Closing net assets	451,888	571,542
Cameco’s share of net assets	180,755	228,617
Consolidating adjustments(a)	(32,200)	(60,348)
Fair value increment(b)	85,313	85,976
Dividends in excess of ownership percentage(c)	(46,906)	(22,085)
Impact of foreign exchange	2,124	1,080

Carrying amount in the statement of financial position at June 30, 2022	$189,086	$233,240

(a) Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b) Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.

(c) Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

8.	Other liabilities

	Jun 30/22	Dec 31/21
Deferred sales	$65,482	$23,316
Derivatives [note 18]	15,882	4,997
Accrued pension and post-retirement benefit liability	90,082	89,002
Lease obligation [note 18]	9,486	4,872
Product loans(a)	43,235	15,763
Other	64,075	56,615

	288,242	194,565
Less current portion	(68,569)	(22,791)

Net	$219,673	$171,774

(a) Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 1,977,000 kgU of UF6 conversion services and 1,392,000 pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 1.6%. At June 30, 2022, we have 1,344,000 kgU of UF6 conversion services drawn on the loans with repayment on 1,103,000 kgU due no later than December 31, 2022 and the remaining 241,000 kgU no later than December 31, 2023. We also have 630,000 pounds of U3O8 drawn with repayment due no later than December 31, 2023. The loans are recorded at Cameco’s weighted average cost of inventory.

9.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,126,969	$9,405	$1,136,374
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(197,127)	—	(197,127)
Recognized in earnings	(40,641)	(270)	(40,911)
Provisions used during the period	(12,817)	(622)	(13,439)
Unwinding of discount	11,611	61	11,672
Impact of foreign exchange	5,975	—	5,975

End of period	$893,970	$8,574	$902,544

Current	35,944	1,768	37,712
Non-current	858,026	6,806	864,832

	$893,970	$8,574	$902,544

The decrease of $237,768,000 in the reclamation provision was due largely to an increase in risk-free nominal and real rates of return during the year.

10.	Share capital

At June 30, 2022, there were 398,436,837 common shares outstanding. Options in respect of 3,077,954 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended June 30, 2022, there were 33,787 options that were exercised resulting in the issuance of shares (2021 - 119,765). For the six months ended June 30, 2022, there were 377,572 options exercised that resulted in the issuance of shares (2021 - 1,490,029).

11.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 19):

For the three months ended June 30, 2022

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$257,898	$84,504	$8,654	$351,056
Europe	53,476	9,955	2,769	66,200
Asia	135,852	4,469	—	140,321

	$447,226	$98,928	$11,423	$557,577

Contract type
Fixed-price	$158,377	$97,206	$11,423	$267,006
Market-related	288,849	1,722	—	290,571

	$447,226	$98,928	$11,423	$557,577

For the three months ended June 30, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$151,826	$73,260	$—	$225,086
Europe	23,843	24,287	2,945	51,075
Asia	80,549	2,495	—	83,044

	$256,218	$100,042	$2,945	$359,205

Contract type
Fixed-price	$57,567	$95,138	$2,945	$155,650
Market-related	198,651	4,904	—	203,555

	$256,218	$100,042	$2,945	$359,205

For the six months ended June 30, 2022

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$415,436	$138,775	$8,654	$562,865
Europe	134,358	23,069	2,769	160,196
Asia	219,804	12,750	—	232,554

	$769,598	$174,594	$11,423	$955,615

Contract type
Fixed-price	$288,058	$172,872	$11,423	$472,353
Market-related	481,540	1,722	—	483,262

	$769,598	$174,594	$11,423	$955,615

For the six months ended June 30, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$289,190	$142,364	$891	$432,445
Europe	71,841	38,209	2,945	112,995
Asia	100,252	3,529	—	103,781

	$461,283	$184,102	$3,836	$649,221

Contract type
Fixed-price	$134,143	$179,198	$3,836	$317,177
Market-related	327,140	4,904	—	332,044

	$461,283	$184,102	$3,836	$649,221

12.	Finance costs

	Three months ended		Six months ended
	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Interest on long-term debt	$9,870	$9,832	$19,638	$19,591
Unwinding of discount on provisions	6,539	6,159	11,672	10,216
Other charges	3,889	3,939	7,685	7,764
Interest on lease liabilities	70	36	104	76

Total	$20,368	$19,966	$39,099	$37,647

13.	Other income (expense)

	Three months ended		Six months ended
	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Bargain purchase gain [note 4]	22,802	—	22,802	—
Foreign exchange gains (losses)	21,372	(11,541)	17,113	(12,294)
Government assistance(a)	—	9,308	—	21,167
Other	(2)	—	—	—

Total	$44,172	$(2,233)	$39,915	$8,873

(a) In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy program (CEWS). CEWS provides a subsidy on eligible remuneration based on certain criteria. In 2021, the Company qualified for the subsidy for the periods January through June. There were no unfulfilled conditions and other contingencies attached to this government assistance.

14.	Income taxes

	Three months ended		Six months ended
	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Earnings (loss) before income taxes
Canada	$134,002	$(18,284)	$165,739	$2,932
Foreign	(23,487)	(23,459)	(16,359)	(51,659)

	$110,515	$(41,743)	$149,380	$(48,727)

Current income taxes (recovery)
Canada	$3,495	$(501)	$3,324	$(722)
Foreign	3,887	444	4,945	389

	$7,382	$(57)	$8,269	$(333)

Deferred income taxes (recovery)
Canada	$21,204	$(5,096)	$18,321	$(6,371)
Foreign	(2,008)	183	(1,431)	(297)

	$19,196	$(4,913)	$16,890	$(6,668)

Income tax expense (recovery)	$26,578	$(4,970)	$25,159	$(7,001)

Cameco has recorded $948,886,000 of deferred tax assets (December 31, 2021 - $937,579,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

The total tax reassessed for the three tax years was $11,000,000, and Cameco remitted 50%. Cameco has received refunds totaling about $5,500,000 plus interest.

In addition, on April 30, 2019, the Tax Court awarded Cameco $10,300,000 for legal fees incurred, plus an amount for disbursements of up to $16,700,000. The amount of the award was recognized as a reduction of administration expense in the first quarter of 2021. During the quarter, as a result of additional information provided by the Tax Court, we reduced the award for disbursements by approximately $4,000,000. This reduction in the recovery was recognized as administration expense.

If CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco will continue to utilize its appeal rights under Canadian federal and provincial tax rules.

15.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2022 was 398,363,983 (2021 - 397,355,123).

	Three months ended		Six months ended
	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$83,979	$(36,759)	$124,329	$(41,688)
Weighted average common shares outstanding	398,418	397,671	398,364	397,355

Basic earnings (loss) per common share	$0.21	$(0.09)	$0.31	$(0.10)

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$83,979	$(36,759)	$124,329	$(41,688)
Weighted average common shares outstanding	398,418	397,671	398,364	397,355
Dilutive effect of stock options	1,587	—	1,588	—

Weighted average common shares outstanding, assuming dilution	400,005	397,671	399,952	397,355

Diluted earnings (loss) per common share	$0.21	$(0.09)	$0.31	$(0.10)

(a) For the quarter ended June 30, 2021, 1,082 options were excluded from the diluted weighted average number of common shares because their inclusion would have been anti-dilutive. For the six-month period ended June 30, 2021, 1,397 options were excluded from the diluted weighted average number of common shares because their inclusion would have been anti-dilutive.

16.	Statements of cash flows

	Three months ended		Six months ended
	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Changes in non-cash working capital:
Accounts receivable	$(4,234)	$(7,250)	$122,940	$(16,134)
Inventories	(39,245)	62,575	(8,876)	183,038
Supplies and prepaid expenses	(17,073)	(9,622)	(12,956)	(11,206)
Accounts payable and accrued liabilities	(89,251)	38,827	(99,204)	(29,279)
Reclamation payments	(6,976)	(4,196)	(13,439)	(7,533)
Other	388	(6,003)	(5,102)	(11,507)

Other operating items	$(156,391)	$74,331	$(16,637)	$107,379

17.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 30,514,394 shares have been issued. As of June 30, 2022, the total number of stock options held by the participants was 3,077,954 (December 31, 2021 - 3,458,001).

B.	Executive performance share unit (PSU)

During the year, the Company granted 238,610 PSUs. The weighted average fair value per unit at the date of issue was $28.75. As of June 30, 2022, the total number of PSUs held by the participants was 1,250,254 (December 31, 2021 - 1,495,709).

C.	Restricted share unit (RSU)

During the year, the Company granted 289,050 RSUs. The weighted average fair value per unit at the date of issue was $31.17. As of June 30, 2022, the total number of RSUs held by the participants was 1,151,752 (December 31, 2021 - 1,081,783).

D.	Deferred share unit (DSU)

As of June 30, 2022, the total number of DSUs held by participating directors was 533,854 (December 31, 2021 - 579,362).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Restricted share unit plan	$769	$721	$1,534	$1,402
Performance share unit plan	—	304	—	599
Stock option plan	—	61	45	228

	769	1,086	1,579	2,229
Employee share ownership plan(a)	939	892	1,711	1,764

Total	$1,708	$1,978	$3,290	$3,993

(a) The total number of shares purchased in 2022 with Company contributions was 56,196 (2021 - 84,661).

Cash-settled plans

During the period, the Company recognized the following expenses (income) under these plans:

	Three months ended		Six months ended
	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Performance share unit plan	$(2,898)	$6,345	$5,840	$12,564
Deferred share unit plan	(5,076)	1,604	75	3,655
Restricted share unit plan	(1,648)	1,682	3,321	2,981
Phantom stock option plan	(772)	143	338	893
Phantom restricted share unit plan	(30)	43	93	55

	$(10,424)	$9,817	$9,667	$20,148

Expenses (income) related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

18.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At June 30, 2022

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents(a)	$—	$1,064,408	$—	$1,064,408
Short-term investments	—	361,905	—	361,905
Accounts receivable	—	179,755	—	179,755
Derivative assets [note 6]
Foreign currency contracts	17,561	—	—	17,561

	17,561	1,606,068	—	1,623,629

Financial liabilities
Accounts payable and accrued liabilities	—	251,150	—	251,150
Lease obligation [note 8]	—	9,486	—	9,486
Derivative liabilities [note 8]
Foreign currency contracts	9,400	—	—	9,400
Interest rate contracts	6,482	—	—	6,482
Long-term debt	—	996,625	—	996,625

	15,882	1,257,261	—	1,273,143

Net	1,679	348,807	—	350,486

At December 31, 2021

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$1,247,447	$—	$1,247,447
Short-term investments	—	84,906	—	84,906
Accounts receivable	—	276,139	—	276,139
Derivative assets [note 6]
Foreign currency contracts	31,534	—	—	31,534
Interest rate contracts	564	—	—	564

	$32,098	$1,608,492	$—	$1,640,590

Financial liabilities
Accounts payable and accrued liabilities	$—	$340,458	$—	$340,458
Lease obligation [note 8]	—	4,872	—	4,872
Derivative liabilities [note 8]
Foreign currency contracts	3,760	—	—	3,760
Interest rate contracts	1,237	—	—	1,237
Long-term debt	—	996,250	—	996,250

	4,997	1,341,580	—	1,346,577

Net	$27,101	$266,912	$—	$294,013

(a) Cameco has pledged $234,659,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at June 30, 2022

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$17,561	$—	$17,561	$17,561
Derivative liabilities [note 8]
Foreign currency contracts	(9,400)	—	(9,400)	(9,400)
Interest rate contracts	(6,482)	—	(6,482)	(6,482)
Long-term debt	(996,625)	—	(1,022,680)	(1,022,680)

Net	$(994,946)	$—	$(1,021,001)	$(1,021,001)

As at December 31, 2021

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$31,534	$—	$31,534	$31,534
Interest rate contracts	564	—	564	564
Derivative liabilities [note 8]
Foreign currency contracts	(3,760)	—	(3,760)	(3,760)
Interest rate contracts	(1,237)	—	(1,237)	(1,237)
Long-term debt	(996,250)	—	(1,103,978)	(1,103,978)

Net	$(969,149)	$—	$(1,076,877)	$(1,076,877)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 3.1% to 3.2% (2021 - 1.1% to 1.7%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Jun 30/22	Dec 31/21
Non-hedge derivatives:
Foreign currency contracts	$8,161	$27,774
Interest rate contracts	(6,482)	(673)

Net	$1,679	$27,101

Classification:
Current portion of long-term receivables, investments and other [note 6]	$13,587	$22,652
Long-term receivables, investments and other [note 6]	3,974	9,446
Current portion of other liabilities [note 8]	(2,871)	(378)
Other liabilities [note 8]	(13,011)	(4,619)

Net	$1,679	$27,101

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Six months ended
	Jun 30/22	Jun 30/21	Jun 30/22	Jun 30/21
Non-hedge derivatives:
Foreign currency contracts	$(26,219)	$14,554	$(12,855)	$23,260
Interest rate contracts	(2,004)	—	(5,433)	—

Net	$(28,223)	$14,554	$(18,288)	$23,260

19.	Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

In 2021, Cameco determined that NUKEM no longer met the criteria for being considered a segment and concluded that it was appropriate to include NUKEM’s results with its uranium and fuel services segments. NUKEM’s purchase and sale of uranium concentrate and conversion services are reported internally as part of its uranium and fuel services businesses and should therefore be included with those businesses for segment reporting. The purchase and sale of enriched uranium product and separative work units continue to be reported in “other”. Comparative information has been adjusted.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions as well as operational readiness costs for our operations that are resuming operations. Operational readiness costs include costs to complete critical projects, perform maintenance readiness checks, and recruit and train sufficient mine and mill personnel before beginning operations. Cameco expensed $57,605,000 of care and maintenance and operational readiness costs during the second quarter of 2022 (2021 - $48,668,000 of care and maintenance costs). For the six months ended June 30, 2022, Cameco expensed $111,732,000 (2021 - $121,178,000 of care and maintenance costs). Included in these amounts in 2021 are $7,789,000 for the quarter and $40,359,000 for the six months ended June 30, 2021 relating to care and maintenance costs for operations suspended as a result of COVID-19. Also included in cost of sales, because of the Cigar Lake production suspension in 2021, is the impact of increased purchasing activity at a higher cost than produced pounds. This had a negative impact on gross profit in the uranium segment.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended June 30, 2022

	Uranium	Fuel services	Other	Total
Revenue	$447,226	$98,928	$11,423	$557,577
Expenses
Cost of products and services sold	343,861	50,741	8,847	403,449
Depreciation and amortization	49,576	7,762	3,859	61,197

Cost of sales	393,437	58,503	12,706	464,646

Gross profit (loss)	53,789	40,425	(1,283)	92,931
Administration	—	—	23,847	23,847
Exploration	2,304	—	—	2,304
Research and development	—	—	3,365	3,365
Other operating income	(18,891)	(1,777)	—	(20,668)
Loss on disposal of assets	19	113	—	132
Finance costs	—	—	20,368	20,368
Loss on derivatives	—	—	28,223	28,223
Finance income	—	—	(4,478)	(4,478)
Share of earnings from equity-accounted investee	(26,505)	—	—	(26,505)
Other income	(22,802)	—	(21,370)	(44,172)

Earnings (loss) before income taxes	119,664	42,089	(51,238)	110,515
Income tax expense				26,578

Net earnings				$83,937

For the three months ended June 30, 2021

	Uranium	Fuel services	Other	Total
Revenue	$256,218	$100,042	$2,945	$359,205
Expenses
Cost of products and services sold	252,983	54,380	56	307,419
Depreciation and amortization	27,947	9,773	2,058	39,778

Cost of sales	280,930	64,153	2,114	347,197

Gross profit (loss)	(24,712)	35,889	831	12,008
Administration	—	—	39,762	39,762
Exploration	1,739	—	—	1,739
Research and development	—	—	3,112	3,112
Other operating expense (income)	5,891	(313)	—	5,578
Gain on disposal of assets	(2)	—	—	(2)
Finance costs	—	—	19,966	19,966
Gain on derivatives	—	—	(14,554)	(14,554)
Finance income	—	—	(2,497)	(2,497)
Share of earnings from equity-accounted investee	(1,586)	—	—	(1,586)
Other expense	—	—	2,233	2,233

Earnings (loss) before income taxes	(30,754)	36,202	(47,191)	(41,743)
Income tax recovery				(4,970)

Net loss				$(36,773)

For the six months ended June 30, 2022

	Uranium	Fuel services	Other	Total
Revenue	$769,598	$174,594	$11,423	$955,615
Expenses
Cost of products and services sold	610,794	92,089	8,177	711,060
Depreciation and amortization	80,781	15,940	5,077	101,798

Cost of sales	691,575	108,029	13,254	812,858

Gross profit (loss)	78,023	66,565	(1,831)	142,757
Administration	—	—	81,627	81,627
Exploration	4,922	—	—	4,922
Research and development	—	—	6,166	6,166
Other operating income	(37,415)	(3,226)	—	(40,641)
Gain on disposal of assets	(5)	(207)	—	(212)
Finance costs	—	—	39,099	39,099
Loss on derivatives	—	—	18,288	18,288
Finance income	—	—	(6,429)	(6,429)
Share of earnings from equity-accounted investee	(69,528)	—	—	(69,528)
Other income	(22,802)	—	(17,113)	(39,915)

Earnings (loss) before income taxes	202,851	69,998	(123,469)	149,380
Income tax expense				25,159

Net earnings				$124,221

For the six months ended June 30, 2021

	Uranium	Fuel services	Other	Total
Revenue	$461,283	$184,102	$3,836	$649,221
Expenses
Cost of products and services sold	484,883	102,740	258	587,881
Depreciation and amortization	64,974	18,100	6,062	89,136

Cost of sales	549,857	120,840	6,320	677,017

Gross profit (loss)	(88,574)	63,262	(2,484)	(27,796)
Administration	—	—	50,961	50,961
Exploration	3,053	—	—	3,053
Research and development	—	—	3,591	3,591
Other operating income	(15,894)	(313)	—	(16,207)
Gain on disposal of assets	(2)	(1)	—	(3)
Finance costs	—	—	37,647	37,647
Gain on derivatives	—	—	(23,260)	(23,260)
Finance income	—	—	(3,775)	(3,775)
Share of earnings from equity-accounted investee	(22,203)	—	—	(22,203)
Other income	—	—	(8,873)	(8,873)

Earnings (loss) before income taxes	(53,528)	63,576	(58,775)	(48,727)
Income tax recovery				(7,001)

Net loss				$(41,726)

20.	Related parties

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended June 30, 2022, Cameco had purchases from JV Inkai of $948,000 ($749,000 (US)) (2021 - $50,621,000 ($40,404,000 (US))). For the six month period ended June 30, 2022, purchases were $44,460,000 ($34,965,000 (US)) (2021 - $50,621,000 ($40,404,000 (US))).